UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Emergency Medical Services Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

29100P 10 2

(CUSIP Number)

CDRT Acquisition Corporation

CDRT Merger Sub, Inc.

c/o Clayton, Dubilier & Rice, LLC

Attention: Theresa A. Gore

375 Park Ave, New York NY 10152

212-407-5200

Copy to:

Paul S. Bird

Jonathan E. Levitsky

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 29100P 10 2		13D

1	Name of Reporting Person. CDRT Acquisition Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 13,724,676 shares of Class A Common Stock of the Issuer (the “Class A Common Stock”) (1)(3)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,724,676 shares of Class A Common Stock (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 31.1% (2) (3)

14	Type of Reporting Person (See Instructions) CO

(1)           Assumes conversion of 13,724,676 shares of the Class B Common Stock of the Issuer (the “Class B Common Stock”) to Class A Common Stock.  The 13,724,676 shares of Class B Common Stock are issuable on exchange of 13,724,676 LP exchangeable units representing limited partnership interests in Emergency Medical Services L.P. (the “LP Exchangeable Units”) that may be deemed to be beneficially owned by the Reporting Person.

(2)           Percentage based on an aggregate of 30,420,991 shares of Class A Common Stock, issued and outstanding on February 11, 2011 as reported in the Issuer’s annual report on Form 10-K filed on February 18, 2011 (the “Form 10-K”), and is expressed as the number of shares that the Reporting Person may be deemed to share beneficial ownership of, divided by the sum of (i) the aggregate outstanding number of shares of Class A Common Stock as of February 11, 2011 and (ii) the number of shares that the Reporting Person may be deemed to share beneficial ownership of.

(3)           As described in Items 4 and 5(b), pursuant to the Unitholders Agreement (described below), and because each share of Class B Common Stock is entitled to ten votes, the Reporting Person may be deemed to share voting control of approximately 81.6% of the voting power of the outstanding capital stock of the Issuer.

CUSIP No. 29100P 10 2		13D

1	Name of Reporting Person. CDRT Merger Sub, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 13,724,676 shares of Class A Common Stock (1)(3)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,724,676 shares of Class A Common Stock (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 31.1% (2) (3)

14	Type of Reporting Person (See Instructions) CO

(1)           Assumes conversion of 13,724,676 shares of Class B Common Stock to Class A Common Stock.  The 13,724,676 shares of Class B Common Stock are issuable on exchange of 13,724,676 LP Exchangeable Units that may be beneficially owned by the Reporting Person.

(2)           Percentage based on an aggregate of 30,420,991 shares of Class A Common Stock, issued and outstanding on February 11, 2011 as reported in the Form 10-K, and is expressed as the number of shares that the Reporting Person may be deemed to share beneficial ownership of, divided by the sum of (i) the aggregate outstanding number of shares of Class A Common Stock as of February 11, 2011 and (ii) the number of shares that the Reporting Person may be deemed to share beneficial ownership of.

(3)           As described in Items 4 and 5(b), pursuant to the Unitholders Agreement (described below), and because each share of Class B Common Stock is entitled to ten votes, the Reporting Person may be deemed to share voting control of approximately 81.6% of the voting power of the outstanding capital stock of the Issuer.

CUSIP No. 29100P 10 2		13D

1	Name of Reporting Person. Clayton, Dubilier & Rice Fund VIII, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 13,724,676 shares of Class A Common Stock (1)(3)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,724,676 shares of Class A Common Stock (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 31.1% (2) (3)

14	Type of Reporting Person (See Instructions) PN

(1)           Assumes conversion of 13,724,676 shares of Class B Common Stock to Class A Common Stock.  The 13,724,676 shares of Class B Common Stock are issuable on exchange of 13,724,676 LP Exchangeable Units that may be beneficially owned by the Reporting Person.

(2)           Percentage based on an aggregate of 30,420,991 shares of Class A Common Stock, issued and outstanding on February 11, 2011 as reported in the Form 10-K, and is expressed as the number of shares that the Reporting Person may be deemed to share beneficial ownership of, divided by the sum of (i) the aggregate outstanding number of shares of Class A Common Stock as of February 11, 2011 and (ii) the number of shares that the Reporting Person may be deemed to share beneficial ownership of.

(3)           As described in Items 4 and 5(b), pursuant to the Unitholders Agreement (described below), and because each share of Class B Common Stock is entitled to ten votes, the Reporting Person may be deemed to share voting control of approximately 81.6% of the voting power of the outstanding capital stock of the Issuer.

CUSIP No. 29100P 10 2		13D

1	Name of Reporting Person. CD&R Associates VIII, Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 13,724,676 shares of Class A Common Stock (1)(3)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,724,676 shares of Class A Common Stock (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 31.1% (2) (3)

14	Type of Reporting Person (See Instructions) CO

(1)           Assumes conversion of 13,724,676 shares of Class B Common Stock to Class A Common Stock.  The 13,724,676 shares of Class B Common Stock are issuable on exchange of 13,724,676 LP Exchangeable Units that may be beneficially owned by the Reporting Person.

(2)           Percentage based on an aggregate of 30,420,991 shares of Class A Common Stock, issued and outstanding on February 11, 2011 as reported in the Form 10-K, and is expressed as the number of shares that the Reporting Person may be deemed to share beneficial ownership of, divided by the sum of (i) the aggregate outstanding number of shares of Class A Common Stock as of February 11, 2011 and (ii) the number of shares that the Reporting Person may be deemed to share beneficial ownership of.

(3)           As described in Items 4 and 5(b), pursuant to the Unitholders Agreement (described below), and because each share of Class B Common Stock is entitled to ten votes, the Reporting Person may be deemed to share voting control of approximately 81.6% of the voting power of the outstanding capital stock of the Issuer.

CUSIP No. 29100P 10 2		13D

1	Name of Reporting Person. CD&R Associates VIII, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 13,724,676 shares of Class A Common Stock (1)(3)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,724,676 shares of Class A Common Stock (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 31.1% (2) (3)

14	Type of Reporting Person (See Instructions) PN

(1)           Assumes conversion of 13,724,676 shares of Class B Common Stock to Class A Common Stock.  The 13,724,676 shares of Class B Common Stock are issuable on exchange of 13,724,676 LP Exchangeable Units that may be beneficially owned by the Reporting Person.

(2)           Percentage based on an aggregate of 30,420,991 shares of Class A Common Stock, issued and outstanding on February 11, 2011 as reported in the Form 10-K, and is expressed as the number of shares that the Reporting Person may be deemed to share beneficial ownership of, divided by the sum of (i) the aggregate outstanding number of shares of Class A Common Stock as of February 11, 2011 and (ii) the number of shares that the Reporting Person may be deemed to share beneficial ownership of.

(3)           As described in Items 4 and 5(b), pursuant to the Unitholders Agreement (described below), and because each share of Class B Common Stock is entitled to ten votes, the Reporting Person may be deemed to share voting control of approximately 81.6% of the voting power of the outstanding capital stock of the Issuer.

CUSIP No. 29100P 10 2		13D

1	Name of Reporting Person. CD&R Investment Associates VIII, Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 13,724,676 shares of Class A Common Stock (1)(3)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,724,676 shares of Class A Common Stock (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11); 31.1% (2) (3)

14	Type of Reporting Person (See Instructions) CO

(1)           Assumes conversion of 13,724,676 shares of Class B Common Stock to Class A Common Stock.  The 13,724,676 shares of Class B Common Stock are issuable on exchange of 13,724,676 LP Exchangeable Units that may be beneficially owned by the Reporting Person.

(2)           Percentage based on an aggregate of 30,420,991 shares of Class A Common Stock, issued and outstanding on February 11, 2011 as reported in the Form 10-K, and is expressed as the number of shares that the Reporting Person may be deemed to share beneficial ownership of, divided by the sum of (i) the aggregate outstanding number of shares of Class A Common Stock as of February 11, 2011 and (ii) the number of shares that the Reporting Person may be deemed to share beneficial ownership of.

(3)           As described in Items 4 and 5(b), pursuant to the Unitholders Agreement (described below), and because each share of Class B Common Stock is entitled to ten votes, the Reporting Person may be deemed to share voting control of approximately 81.6% of the voting power of the outstanding capital stock of the Issuer.

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) is being filed on behalf of the Reporting Persons (as defined in Item 2(a) below) with respect to the shares of the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Emergency Medical Services Corporation, a Delaware corporation (the “Issuer” or the “Company”).  The Company’s principal executive offices are located at 6200 South Syracuse Way, Greenwood, CO 80111.

Item 2.	Identity and Background

(a) This Statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”): (i) CDRT Acquisition Corporation, a Delaware corporation (“CDRT”); (ii) CDRT Merger Sub, Inc., a Delaware corporation (“Merger Sub”); (iii) Clayton Dubilier & Rice Fund VIII, L.P., a Cayman Islands exempted limited partnership (“CD&R Fund VIII”); (iv) CD&R Associates VIII, Ltd., a Cayman Islands exempted company; (v) CD&R Associates VIII, L.P., a Cayman Islands exempted limited partnership; and (vi) CD&R Investment Associates VIII, Ltd., a Cayman Islands exempted company.  The agreement among the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit 7.1 hereto.

(b) The address for each of CDRT and Merger Sub is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808.

The address for each of CD&R Fund VIII, CD&R Associates VIII, Ltd., CD&R Associates VIII, L.P., and CD&R Investment Associates VIII, Ltd. is c/o M&C Corporate Services Limited, PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands, British West Indies.

To the knowledge of the Reporting Persons, the name, business address, citizenship, and principal occupation or employment of each director and officer of each of the Reporting Persons, and any other information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to General Instruction C to Schedule 13D are set forth in Schedule A and incorporated herein by reference.

(c) CDRT and its wholly owned subsidiary, Merger Sub, are newly formed entities organized by CD&R Fund VIII for the purpose of making an equity investment in the Issuer (see Item 4 below).  CDRT is wholly owned by CD&R Fund VIII.

CD&R Fund VIII is a private investment fund.

CD&R Fund VIII’s general partner is CD&R Associates VIII, Ltd.

CD&R Associates VIII, Ltd.’s sole shareholder is CD&R Associates VIII, L.P.

CD&R Associates VIII, L.P.’s general partner is CD&R Investment Associates VIII, Ltd.

(d) and (e) During the past five years, none of the Reporting Persons (or to the knowledge of the Reporting Persons, any of the persons listed in Schedule A hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CDRT and Merger Sub are organized under the laws of the State of Delaware.

CD&R Fund VIII, CD&R Associates VIII, Ltd., CD&R Associates VIII, L.P., and CD&R Investment Associates VIII, Ltd. are organized under the laws of the Cayman Islands.

Item 3.	Source and Amount of Funds or Other Consideration
As described in response to Item 4, the shares of Class A Common Stock to which this Statement relates have not been purchased by CDRT or Merger Sub as of the date of this filing,, and thus no funds were used for this purpose.

As a condition to their willingness to enter into the Merger Agreement (as defined below), the Issuer, CDRT and Merger Sub entered into the Unitholders Agreement (as defined below) with the EMS Limited Partners (as defined below), who hold LP Exchangeable Units (exchangeable limited partnership interests of Emergency Medical Services L.P. (“EMS LP”)).  The LP Exchangeable Units are exchangeable into shares of Class B Common Stock of the Issuer (together with the Class A Common Stock, the “Common Stock”), which are convertible into shares of Class A Common Stock.

Pursuant to the Unitholders Agreement, the EMS Limited Partners agreed to exercise all of their rights as Beneficiaries (as defined in the Trust Agreement described below) to cause all of the Voting Rights (as defined in the Trust Agreement) held by the Trustee (as defined below) on behalf of such Beneficiary to be voted in favor of the adoption of the Merger Agreement and the approval of the Merger (as defined below).

None of the Reporting Persons or the Issuer paid additional consideration to the EMS Limited Partners in connection with the execution and delivery of the Unitholders Agreement.  For a description of the Merger Agreement, the Merger and the Unitholders Agreement, see Item 4 below, which descriptions are incorporated by reference herein in response to this Item 3.

Item 4.	Purpose of Transaction

Merger Agreement

On February 13, 2011, CDRT and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Company.  Pursuant to the Merger Agreement and subject to the conditions set forth therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company as the surviving entity and a wholly-owned subsidiary of CDRT.

At the Effective Time (as defined in the Merger Agreement) of the Merger, each stockholder of the Company will be entitled to receive $64.00 per share in cash without interest for each share of issued and outstanding Class A Common Stock and Class B Common Stock, excluding (i) treasury stock, (ii) Common Stock owned by CDRT or Merger Sub and (iii) Common Stock with respect to which appraisal rights under Delaware law are properly exercised and not withdrawn, and including shares of Class B Common Stock that are to be issued immediately prior to the consummation of the Merger in exchange for LP Exchangeable Units.

A fuller description of the Merger and the Merger Agreement can be found in the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 17, 2011 (the “Form 8-K”), which description is incorporated herein by reference.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 7.2 hereto and is incorporated herein by reference.

Unitholders Agreement

Concurrently with the execution of the Merger Agreement, and as a condition to the willingness of the Company, CDRT and Merger Sub to enter into the Merger Agreement, the holders of the LP Exchangeable Units (the “EMS Limited Partners”) entered into a Unitholders Agreement (the “Unitholders Agreement”), dated as of February 13, 2011, with the Company, EMS LP, CDRT, Merger Sub and Onex Corporation (the “Trustee”), solely in its capacity as Trustee under the Voting and Exchange Trust Agreement (the “Trust Agreement”), dated as of December 20, 2005 among the Company, EMS LP and the Trustee.  Pursuant to the Unitholders Agreement, each EMS Limited Partner agreed, immediately prior to the consummation of the Merger, to exercise all of its rights as a Beneficiary (as defined in the Trust Agreement) to cause all of the Voting Rights (as defined in the Trust Agreement) held by the Trustee on behalf of such Beneficiary to be voted in favor of the adoption of the Merger Agreement and the approval of the Merger.  The Voting Rights relate to voting rights that would attach to the Class B Common

Stock upon exchange of the LP Exchangeable Units, and represent approximately 81.6% of the voting power of the outstanding capital stock of the Company.  Upon the satisfaction or waiver of all closing conditions to the Merger, each EMS Limited Partner has agreed to exchange its LP Exchangeable Units for shares of Class B Common Stock immediately prior to the consummation of the Merger.  The Unitholders Agreement will terminate upon certain circumstances, including upon termination of the Merger Agreement.

The foregoing description of the Unitholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Unitholders Agreement, which is filed as Exhibit 7.3 hereto and is incorporated herein by reference.

Except as set forth herein, the Unitholders Agreement or the Merger Agreement, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any person named on Schedule A has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) The EMS Limited Partners collectively own 13,724,676 LP Exchangeable Units, which are exchangeable into 13,724,676 shares of Class B Common Stock, which are convertible into 13,724,676 shares of Class A Common Stock.  The Reporting Persons, for the purpose of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, therefore may, by reason of the execution and delivery of the Unitholders Agreement, be deemed to share beneficial ownership over 13,724,676 shares of Class A Common Stock, which would represent 31.1% of the Class A Common Stock, issued and outstanding on February 11, 2011 as reported in the Form 10-K (assuming (i) the exchange of all LP Exchangeable Units over which the Reporting Persons may be deemed to share beneficial ownership into Class B Common Stock, and then (ii) the conversion of all such Class B Common Stock into Class A Common Stock).  The Reporting Persons expressly disclaim such beneficial ownership.

CD&R Investment Associates VIII, Ltd. is managed by a three person board of directors.  Joseph L. Rice, III, Donald J. Gogel and Kevin J. Conway, as directors of CD&R Investment Associates VIII, Ltd. may be deemed to share beneficial ownership of the shares of Common Stock shown as shares that may be beneficially owned by the Reporting Persons.  Such persons expressly disclaim such beneficial ownership.

(b)  The Reporting Persons, by reason of the execution and delivery of the Unitholders Agreement, may be deemed to have shared voting power with the EMS Limited Partners with respect to approximately 81.6% of the voting power of the outstanding capital stock of the Company.  The Reporting Persons expressly disclaim such beneficial ownership.

(c)  Except for the execution and delivery of the Unitholders Agreement, no transactions in any shares of Common Stock have been effected by any Reporting Person in the Common Stock during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4, and 5 of this Statement, which descriptions are incorporated herein by reference to this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

7.1

Joint Filing Agreement, dated as of February 23, 2011, by and between CDRT Acquisition Corporation, CDRT Merger Sub, Inc., Clayton Dubilier & Rice Fund VIII, L.P., CD&R Associates VIII, Ltd., CD&R Associates VIII, L.P. and CD&R Investment Associates VIII, Ltd.

7.2	Agreement and Plan of Merger, among CDRT Acquisition Corporation, CDRT Merger Sub, Inc. and Emergency Medical Services Corporation, dated as of February 13, 2011.
7.3

Unitholders Agreement, by and among Emergency Medical Services Corporation, Emergency Medical Services L.P., CDRT Acquisition Corporation, CDRT Merger Sub, Inc. and Onex Corporation, solely in its capacity as Trustee under the Voting and Exchange Trust Agreement, dated as of December 20, 2005 among Emergency Medical Services Corporation, Emergency Medical Services L.P. and Onex Corporation, solely in its capacity as Trustee and the Limited Partners listed on the signature pages thereto, dated as of February 13, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2011

CDRT ACQUISITION CORPORATION

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President and Secretary

CDRT MERGER SUB, INC.

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President and Secretary

CLAYTON, DUBILIER & RICE FUND VIII, L.P.

By:	CD&R Associates VIII, Ltd., its general partner

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VIII, L.P.

By:	CD&R Investment Associates VIII, Ltd., its general partner

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VIII, LTD.

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES VIII, LTD.

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

INDEX TO EXHIBITS

Exhibit No.	Description

7.1

Joint Filing Agreement, dated as of February 23, 2011, by and between CDRT Acquisition Corporation, CDRT Merger Sub, Inc., Clayton Dubilier & Rice Fund VIII, L.P., CD&R Associates VIII, Ltd., CD&R Associates VIII, L.P. and CD&R Investment Associates VIII, Ltd.

7.2	Agreement and Plan of Merger, among CDRT Acquisition Corporation, CDRT Merger Sub, Inc. and Emergency Medical Services Corporation, dated as of February 13, 2011.
7.3

Unitholders Agreement, by and among Emergency Medical Services Corporation, Emergency Medical Services L.P., CDRT Acquisition Corporation, CDRT Merger Sub, Inc. and Onex Corporation, solely in its capacity as Trustee under the Voting and Exchange Trust Agreement, dated as of December 20, 2005 among Emergency Medical Services Corporation, Emergency Medical Services L.P. and Onex Corporation, solely in its capacity as Trustee and the Limited Partners listed on the signature pages thereto, dated as of February 13, 2011.

SCHEDULE A

The business address for each of the persons listed below is c/o Clayton, Dubilier & Rice, LLC, 375 Park Avenue, 18th Floor, New York, New York, 10152, and the business telephone of each such person is 212-407-5200.

Name	Title/Principal Occupation or Employment	Citizenship
Joseph L. Rice, III	Mr. Rice is a director and officer of CD&R Associates VIII, Ltd. and CD&R Investment Associates VIII, Ltd. Mr. Rice is the Chairman of Clayton, Dubilier & Rice, LLC.	United States of America
Donald J. Gogel	Mr. Gogel is a director and officer of CD&R Associates VIII, Ltd., and CD&R Investment Associates VIII, Ltd. Mr. Gogel is the President and Chief Executive Officer of Clayton, Dubilier & Rice, LLC.	United States of America
Kevin J. Conway

Mr. Conway is a director and officer of CD&R Associates VIII, Ltd., and CD&R Investment Associates VIII, Ltd. Mr. Conway is the Vice President, Secretary and Assistant Treasurer of Clayton, Dubilier & Rice, LLC.

United States of America
Theresa A. Gore

Ms. Gore is an officer of CD&R Associates VIII, Ltd., CD&R Investment Associates VIII, Ltd., CDRT Acquisition Corporation and CDRT Merger Sub, Inc. Ms. Gore is the Vice President, Treasurer, & Assistant Secretary of Clayton, Dubilier & Rice, LLC.

United States of America
Richard J. Schnall	Mr. Schnall is a director and officer of CDRT Acquisition Corporation and CDRT Merger Sub, Inc. Mr. Schnall is an officer of Clayton, Dubilier & Rice, LLC.	United States of America
Kenneth A. Giuriceo	Mr. Giuriceo is a director and officer of CDRT Acquisition Corporation and CDRT Merger Sub, Inc. Mr. Giuriceo is an officer of Clayton, Dubilier & Rice, LLC.	United States of America
Derek L. Strum	Mr. Strum is an officer of CDRT Acquisition Corporation and CDRT Merger Sub, Inc. Mr. Strum is employed by Clayton, Dubilier & Rice, LLC.	United States of America